                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-63082


PRICING SUPPLEMENT NO. 279 TO THE PROSPECTUS SUPPLEMENT NO. 189 DATED MARCH 11,
                                     2002.

[GOLDMAN SACHS LOGO]
                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B

                           -------------------------

                                   $5,001,850
                  9.55% Mandatory Exchangeable Notes due 2004
              (Linked to Common Stock of SBC Communications Inc.)

                           -------------------------

     This pricing supplement and the accompanying prospectus supplement no. 189, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 189 should also be read with the accompanying prospectus dated June 25, 2001, as supplemented by the accompanying prospectus supplement dated June 25, 2001. Terms used here have the meanings given them in the prospectus supplement no. 189, unless the context requires otherwise.

The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes", have the terms described in the accompanying prospectus supplement no. 189, as supplemented or modified by the following:

ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: each offered note will have a face amount equal to $21.70, which is the initial index stock price; the aggregate face amount for all the offered notes is $5,001,850

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO THE ISSUER: 99.9% of the face amount

TRADE DATE: March 17, 2003

SETTLEMENT DATE (ORIGINAL ISSUE DATE): March 24, 2003

STATED MATURITY DATE: March 25, 2004, unless extended for up to six business days

INTEREST RATE (COUPON): 9.55% per year

INTEREST PAYMENT DATES: March 25, June 25, September 25 and December 25 in each year, beginning on June 25, 2003

REGULAR RECORD DATES: for the interest payment dates specified above, March 18, June 18, September 18 and December 18, respectively

INDEX STOCK AND INDEX STOCK ISSUER: common stock of SBC Communications Inc.

CUSIP NO.: 38141G294

     See "Additional Risk Factors Specific to Your Note" beginning on page S-3 in the accompanying prospectus supplement no. 189 to read about investment risks relating to the offered notes. The offered notes are not principal-protected and the payment amount is capped.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.
                    Pricing Supplement dated March 17, 2003.

Principal amount:                  On the stated maturity date, each offered
                                   note will be exchanged for the index stock at the exchange rate based or, at the option of Goldman Sachs, for the cash value of that stock based on the final index stock price.

Exchange rate:                     If the final index stock price equals or
                                   exceeds the threshold appreciation price, then the exchange rate will equal the threshold fraction times one share of index stock for each $21.70 of the outstanding face amount. Otherwise, the exchange rate will equal 1.0 share of the index stock for each $21.70 of the outstanding face amount. The exchange rate is subject to antidilution adjustment as described in the accompanying prospectus no. 189.

                                   Please note that the amount you receive for each $21.70 of outstanding face amount on the stated maturity date will not exceed the threshold appreciation price and that it could be substantially less than $21.70. You could lose your entire investment in the offered notes.

Initial index stock price:         $21.70 per share.

Final index stock price:           The closing price of one share of the index
                                   stock on the determination date, subject to antidilution adjustment.

Threshold appreciation price:      The initial index stock price times 1.25,
                                   which equals $27.125 per share.

Threshold fraction:                The threshold appreciation price divided by
                                   the final index stock price.

No listing:                        The offered notes will not be listed on any
                                   securities exchange or interdealer market quotation system.

SBC Communications Inc.:           According to its publicly available
                                   documents, SBC Communications Inc. is one of the largest providers of telecommunications services in the United States and the world.
                                   Through its subsidiaries, it provides
                                   communications services and products in the United States and has investments in more than 25 countries. It offers its services and products to businesses and consumers, as well as other providers of telecommunications services. The services and products that SBC
                                   Communications Inc. offers vary by market, and include: local exchange services, wireless communications, long distance services, Internet services, telecommunications equipment, messaging, paging, and directory advertising and publishing. Information filed with the SEC by the index stock issuer under the Exchange Act can be located by referencing its SEC file number: 001-08610.

Historical trading price
information:                       The index stock is traded on the New York
                                   Stock Exchange under the symbol "SBC". The following table sets forth the quarterly high, low and closing prices for the index stock on the New York Stock Exchange for the

                                       S-2
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                                   four calendar quarters in each of 2001 and
                                   2002 and for the first calendar quarter in 2003, through March 17, 2003. We obtained the trading price information set forth below from Bloomberg Financial Services, without independent verification.

                                                                                       HIGH     LOW    CLOSE
                                                                                       ----     ---    -----
                                             2001
                                               Quarter ended March 31...............  52.375   40.12   44.63
                                               Quarter ended June 30................  44.9     38.70   40.06
                                               Quarter ended September 30...........  47.34    40      47.12
                                               Quarter ended December 31............  47       37.38   39.17
                                             2002
                                               Quarter ended March 31...............  40.17    34.49   37.44
                                               Quarter ended June 30................  38.15    29.5    30.5
                                               Quarter ended September 30...........  31.7     20.1    20.1
                                               Quarter ended December 31............  28.73    20.18   27.11
                                             2003
                                               Quarter ending March 31 (through
                                                 March 17, 2003)....................  31.19    19.34   21.74
                                               Closing Price on March 17, 2003......                   21.74

                                   As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 189.

Hypothetical payment amount:       The table below sets forth the hypothetical
                                   payment amounts that we would deliver on the stated maturity date in exchange for each $21.70 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no antidilution adjustments to the exchange rate and no market disruption events.

                                   The prices in the left column represent
                                   hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $21.70 per share. The amounts in the right column represent the hypothetical cash value of the index stock at the exchange rate, based on the corresponding hypothetical final index stock prices, and are also expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver in exchange for each $21.70 of the outstanding face amount of your note on the stated maturity date would equal

                                   100% of the initial index stock price, or $21.70, based on the corresponding hypothetical final index stock price and the assumptions noted above.

                                                                   HYPOTHETICAL FINAL INDEX      HYPOTHETICAL PAYMENT
                                                                      STOCK PRICE AS % OF           AMOUNTS AS % OF
                                                                   INITIAL INDEX STOCK PRICE   INITIAL INDEX STOCK PRICE
                                                                   -------------------------   -------------------------
                                                                             200%                        125%
                                                                             175%                        125%
                                                                             150%                        125%
                                                                             125%                        125%
                                                                             100%                        100%
                                                                              75%                         75%
                                                                              50%                         50%
                                                                               0%                          0%

                                   The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical share amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus no. 189.

                                   Payments on this note may be economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the note may be economically equivalent to the amounts that would be paid on a combination of an interest bearing bond, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the note or the United States income tax treatment of the note as described under "Supplemental Discussion of United States Income Taxes" in the accompanying prospectus supplement no. 189.

Hedging: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 189.

                                       S-4